SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

				AMENDMENT NO. 4

                          BLACK WARRIOR WIRELINE CORP.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    092260504
                                 (CUSIP NUMBER)

                               JAMES H. HARRISON
                        ST. JAMES CAPITAL PARTNERS, L.P.
                          C/O ST. JAMES CAPITAL CORP.
                          4299 SAN FELIPE, SUITE 120
                              HOUSTON, TEXAS 77027
                                 (713) 871-0799
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                October 6, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT.   [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 458144102                   13D/A


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|   1  |   NAMES OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |   ST. JAMES CAPITAL CORP.  76-0478200
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|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
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|   3  |   SEC USE ONLY
|      |
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|   4  |   SOURCE OF FUNDS*
|      |   N/A
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|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
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|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |                                                            Delaware
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                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |                                      20,430,770
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |                                               0
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |                                      20,430,770
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |                                               0
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|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |                                                          20,430,770
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|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *               [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |                                                                46.6%
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|  14  |   TYPE OF REPORTING PERSON *
|      |                                                                  CO
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ITEM 1. Security and Issuer.

This statement constitutes Amendment No. 4 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 16, 1998, (the "Original Filing"), with respect to shares of the common stock, par value $.0005 per share (the "Common Stock"), of Black Warrior Wireline, Corp., a Delaware corporation ("BWWC") of 100 Rosecrest Lane, Columbus,
Mississippi 39701, beneficially owned by St. James Capital Partners, L.P., a Delaware partnership (the "Partnership"). This Amendment No. 4 reflects certain material changes in the information set forth in the Original Filing.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.


ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

On December 12, 2005, St. James Capital Corp. resigned as general partner of SJCP and a successor general partner (Overcup Capital, L.L.C.) not affiliated with St. James Capital Corp. was designated. Accordingly, the Shares beneficially owned by SJCP are no longer controlled by St. James Capital Corp. are are not included as beneficially owned by St. James Capital Corp.

As of December 12, 2005, SJCP held convertible promissory notes issued by BWWC with a total principal balance of $4,900,000 and the accrued interest totaled $4,932,869. As of December 12, 2005, the prinicpal and interest are convertible into 13,110,493 shares of Common Stock. As of December 12, 2005, SJCP held warrants to purchase 7,320,277 shares of Common Stock at an exercise price of $0.75 per share. As of December 12, 2005, 2005, the Common Stock beneficially owned by SJCP was approximately 46.6% of BWWC's Common Stock.


                                       -3-


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 13, 2005


                                         ST. JAMES CAPITAL CORP.

                                         By: /s/ JAMES H. HARRISON
                                         Name:   James H. Harrison
                                         Title:  Vice President




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